

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

February 5, 2008

Mark A. Heggestad
American Medical Systems Holdings, Inc.
Chief Financial Officer
10700 Bren Road West
Minnetonka, Minnesota 55343

> **RE:** **American Medical Systems Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 000-30733**

Dear Mr. Heggestad:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief